Exhibit 99.1

B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Randy Binner:

Hi. Welcome to the B. Riley Securities, uh, Vision Day. My name's Randy Binner, and I'll be hosting the first session, this morning, with Triterras, ticker, T-R-I-T. I'm the Group Head of Financials Research for B. Riley Securities, and joining me here today is CEO and Chairman Srinivas Koneru, COO John Galani, and IR Director Jim Groh. They are going to present some slides briefly, to review Triterras, Inc, and then we'll have time for Q and A after that. So with that, I'll hand it, the presentation, over to Jim.

Jim Groh:

Thank you, Randy. Good morning everybody. Thank you all for your interest and attendance. We realize it's kind of a diverse audience, we know a lot of you know a lot about our company, but some of you this is the first time you're seeing us. So we're going to give a very abbreviated overview, to at least give some context to the discussions that'll be going on in the Q and A. I apologize for the incompleteness of the review -- Our full investor presentation is on our website, and available for download.

Jim Groh:

So very quickly, about us. We're a FinTech company that operates a platform which we call Kratos. It's a digital marketplace for trade and trade finance, focused on solving mission critical problems for our clients. We generate our revenues by charging fee income on the trade and trade financing and transaction volumes. We launched the platform in June 2019, and we established very - early financial success both in terms of volumes, revenues and profitability.

Jim Groh:

We are a growth story in that we are focused very crisply on an opportunity to address a $1.5 trillion-dollar annual shortfall in trade finance. Our customers, our clients, they are commodity traders. And basically, I'll just go to the bottom of the slide here, commodity traders fulfill three functions. And these aren't folks that trade derivatives, financial derivatives of commodity, rather, these are businesses that facilitate the purchase, sale and delivery of commodity products like wheat, food oils, coal, sugar, copper, et cetera.

Jim Groh:

All commodity traders fulfill three fundamental functions. They link buyers and sellers. They arrange for all the shipping, logistics, and customs and port fees to some 200 different potential discharge ports or discharge locations. And they solve the two-sided payment problem that exists between the buyer and the seller with a product called trade finance.

Jim Groh:

Our customer focus is the SME trader, the small and medium-size enterprise trader. Very quickly, on trade finance, to leverage their balance sheets, many SME traders have a desire to borrow trade finance funds to finance the transactions that they're stepping behind. And I'll go to the bottom of the slide and, and just give you an example how trade finance borrowing works.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Jim Groh:

The trader would put 10-15% cash down payment on the loan. They would borrow 85-90% from a trade finance lender and oftentimes they would arrange for trade credit insurance to protect against buyer default. The opportunities that we are focused in on, first and foremost, is a trillion and a half dollar shortage in trade finance for these SME traders that are our client focus. This is a number published by the World Trade Organization. And it was a projection made a couple of years ago that there is a $1.5 trillion shortage of financing available for these traders.

Jim Groh:

And when they cannot get trade finance, the trade doesn't happen. So it's basically a governor, or constraint -- a major governor on business activity. There are some post-COVID estimates that this trade finance shortfall has grown to two, to $2.5 trillion. We had another set of opportunities that we identified in terms of bringing systemization and digital processes to the, to these SME traders and also to a lender community that would have an interest in entering into trade finance loans but would need to have customer access facilitated.

Jim Groh:

A little bit of our look at the world in terms of digital marketplaces. In most digital marketplaces you, have embedded in them some part of one, two, or three sub-ecosystems, if you will. There is a transaction ecosystem, there is a financial ecosystem and a delivery ecosystem. And you know, some of the, some of the great leaders and revolutionary businesses like Amazon, married a transaction ecosystem with delivery. eBay married their transaction ecosystem, their marketplace, but they really took off when they synergized it with a financial ecosystem, like PayPal.

Jim Groh:

Our view of the world is we needed to synergize three different structures, three different digital marketplaces and there's great synergy in that. Our trade discovery module caters to traders, that's our transaction ecosystem. Our trade finance module, where lenders make loans to the traders in a digital environment, is the beginning of our financial ecosystem, which was augmented by the addition of a trade credit insurance module, allowing traders to source trade credit insurance quotes on the platform.

Jim Groh:

And very recently, we announced a logistics module, which is the third leg of the stool, it's the delivery ecosystem. And when John gets to speak today, and we hope he gets to speak about some of our business development initiatives, you can see and observe some of the synergies and some of the interplay between those three communities that we're building out.

Jim Groh:

Our platform is all about the value of proposition and benefits and those benefits vary by stakeholder. For the traders, basically, it's increased growth and profitability. I won't go through all these items in the interest of time but, it's first and foremost about getting them sources of trade finance and helping them do it cheaply and quickly and then helping them, reduce their back off- office expenses and their fixed costs, their administrative costs, to operate more efficiently.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Jim Groh:

For lenders, it is all about customer access. We also help them reduce their administration and back office costs, so they can enter this very high-yield space, estimated to be 8-13% annual type yields in trade finance loans. And we tee up for those lenders a set of pre-qualified traders as borrowers and they basically get effortless customer access.

Jim Groh:

For the newer modules, the credit insurance insurers -- they get increased client access and the logistic providers, they also get increased client access.

Jim Groh:

Our revenue models to date, the two modules that we’re monetizing. The trade discovery module basically facilitates trade transactions between buyers and sellers. Historically, we have charged 30 basis points of the trade volume. If the trader borrows money from a lender on the platform, we charge that trader... Historically, we charge them a 130 basis points for a loan which would have a tenor of 150 to 180 days. That's how we make money today, and that's what's driving our revenue streams.

Jim Groh:

So, with that, I conclude my comments. , John will have a chance, we hope, to talk about where we're going and how we're growing the business. So, with that I'd like to turn it over to Randy for, Q and A.

Randy Binner:

Uh, sure, thanks Jim. Uh, and [inaudible 00:08:24] can you, if you can turn my video on please. Um, thank you. Uh, and, and just note uh, for everyone watching, Srinivas um, was having some connection issues. To conserve bandwidth he's just uh, he's joining us uh, via audio only for the Q and A.

Randy Binner:

So, first, in regards to the, to the recent investigation initiated by your audit committee, what can you share with invest- investors about this matter?

Srinivas Koneru:

Hey everybody, good morning. We believe that we have seen a loss in shareholder value as a result of this short report and coordinated market manipulation. Many investors have contacted us and demanded that we do something. Rather than wait until after Q4 results were available, we, along with our audit committee, wanted to take immediate actions and decided to get a world class and highly qualified third party to investigate these claims and accusations in the short report. with a view to restoring shareholder value, and prevent potential future short attacks from trying to recycle the same claims and manipulate the stock.

Srinivas Koneru:

We can state that the data in the short report is incomplete and they made several inaccurate accusations which we trust will be addressed. Some very sensitive, non-public information was disclosed, and our initial finding is that not all of the data was from the blockchain. The comprehensive investigation will address all of these issues. We have spent a great deal of time, and are still spending a great deal of time reaching out to all of our clients and prospects to communicate the steps we are taking and to reassure them on the data integrity of our platform in the future.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Randy Binner:

Okay. Thank you for that. And then, can you give us a time frame of, of when you think that the, that that investigation uh,

may be completed?

Srinivas Koneru:

We hope it will take a couple of months, but it is too early to tell. We'll have to let them come in and let us know. We are trying to get this done as quickly as possible but then again, there are a lot of a lot of constraints that they have to look at.

Randy Binner:

And what... You know, with the third party selection, I, I believe the press release said it would be a law firm. Is it, you know, by... Is that confirmed? And why would a law firm be selected instead of an audit firm?

Srinivas Koneru:

Yeah. The, actually, the law firm has been hired because it was the decision of our audit committee. Because the accusations are multifaceted, they probably felt that that was the best decision.

Randy Binner:

Okay. Um, and then, can you, I mean, can you, can you elaborate at all on um, you know, your intention that there's inaccurate and incomplete data published in the negative report. I mean are there, kind of areas that you can point to, or examples you can provide to, to give us more um, you know, more of a, of a feel for that?

Srinivas Koneru:

Yeah. Sure., We observed that the most recent data cited was obviously very incomplete and we suspect that the security measures we have taken prevented disclosure of data to the intruders, especially in the last few months. The trader counts claimed in the report were inaccurate. The data cited in the short report included dummy data and did not include the full count of traders on the platform. So it goes across multiple sections.

Randy Binner:

So, specifically, you know, to the extent that there was a, you know, a contention that there were only four traders on the platform in November... I guess, you are saying that that is not the case.

Srinivas Koneru:

Actually, Randy, as we said earlier, there were a lot of inaccuracies in the report. We are not revealing the monthly performance data and shall continue to do the same going forward. Unfortunately, that is what the company policies have been.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Randy Binner:

Okay. And then, moving to um, the, the, the matter um, with your auditor um, you know, can you provide any color for us on KPMG's resignation and, and, why, you know, they did not wait for um, a new auditor to be put in place before their resignation?

Srinivas Koneru:

Sure, yeah. You know, for some time there has been consideration and discussion with the respect to replacing KPMG for a number of reasons including to fully separate the operations of Triterras Inc from Rhodium. because KPMG was also their auditor and we wanted to further separate the two businesses. We were in the process of making this change when KPMG resigned. We have had a very good relationship with KPMG. We had no control over the timing of their resignation. And, a couple of points, that we feel are important to come home, the first is that our six months numbers had, the full benefit of an auditor review, just like any other public company.

Srinivas Koneru:

KPMG signed off on our 6-K release of our August end numbers, which included reviewed financial statements without reservations. Secondly, they have committed to a smooth transition to the new audit firm, and our understanding is that they will give them the benefit of their working papers to make the transition smooth for the new auditor.

Randy Binner:

Um, and, and do you have a sense of um, what the, what the um, what the timing would be for the new auditor to come on board? And, you know, I, I hear, in what you said, that they're, they would share working papers, but I mean it... Would you expect that to just be a normal, a normal transition when the new auditor comes on board? And, and again what, what, what the timing of that might be?

Srinivas Koneru:

Yeah, as some of you know, we recently lost our fellow board member, our independent board member and audit committee chairman, Martin Jaskel, unexpectedly. So the first step the board has already initiated is to appoint, Martin's replacement which is well underway. We are expecting that we will have a new highly qualified audit committee chairperson very shortly. The new audit firm will be engaged very quickly we expect that the transition will be very smooth.

Randy Binner:

Then, moving back to um, you know, the, the kind of the, the, investigation by the audit committee and the, and the impacts of this negative report that's in the market, can you, can you explain how it's affected your business and your client relationships? And, if there has been an impact, what management's doing to address the issue?

Srinivas Koneru:

Yes, absolutely. certainly, the information, in the short report has put a strain on our relationships with our customers and prospects. It's been an uphill two weeks and it's going to be like that going forward. There's a lot of... John and everyone else has been trying to get into the front lines talking to the customers Now, what they have put out, is a lot of data that should need not have been put out, just to prove their points, but it looks like they actually attempted to harm us more.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Srinivas Koneru:

[Garbled/Inaudible}I don't know, because the personal, you know, the price of the product, and the commodity, the quantity, all those need not have been put out. But they have done that and so, we are trying to get in touch with, every company and trying to assure that they know that, we will make sure that this does not happen and we’ve got other steps that we have taken, on the data security.

Srinivas Koneru:

This has been our highest priority. And managing these critical relationships is very, very important to us. They have been understanding but are also expressing their concern for the unauthorized of released their data. [Garbled]Yeah, so it's just the, the traders on one side, the lenders on one side, and it's in a new world, how do we handle this? And it is, it is has had an impact. This is... But we are trying to move forward. We are trying to reestablish, now, and restock. And , we're hopefully, trying to share with them all the measures that we have taken immediately.

Srinivas Koneru:

Actually, it has so happened that we have started this, we have hired a some [inaudible 00:17:08] cyber security experts in October is when we have actually started strengthening and revising it. [Garbled}But the... So we could save it for later but not a lot of it were let in. And, so, we have explained and we hope that they will, as they are saying that they would come back, but this has been a very tough two weeks for us.

Randy Binner:

Understood. So, in, in light of that um, are you, are you in a position, still, to affirm your 20 and 21 guidance um, that, that was last reiterated um, you know a week and a half ago, I guess after um, the, the MLK holiday and your reaction to the initial turmoil. You know, is, you know, given these, these headwinds that you're working but are headwinds, are you able to like, continue to maintain guidance at this time?

Srinivas Koneru:

Randy, as I just mentioned, you know, management is highly focused on effectively managing our customer concerns and keeping them active on the platform. We are working hard to get the best results. So we hope that in the coming weeks we would have much better clarity.

Randy Binner:

Okay. And then um, just another financial matter, but then I want to talk about some of the business development stuff too, with, with John, since we have him. Um, you know, can you give an, an update on the, the $50 million buyback that was announced um, you know... Is that something that you, you still plan to move forward for as a use of balancing cash?

Srinivas Koneru:

Yep, we have announced via a 6K that the board of directors have approved a $50 million stock buyback program. Given the recent announcements and the change of auditor and those things that we have filed, our legal counsel has suggested a certain, short term cooling off period, to keep us on the right side of things. As soon as we get that approval, we are ready to roll on, and start this program.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Randy Binner:

Okay. Uh, do you, do you have a sense, I mean, can you share at all, what kind of, what, what's a typical cooling off timeframe?

Srinivas Koneru:

Uh, I, I could not hear, can you repeat that question?

Randy Binner:

What would a typical uh, cooling off timeframe be uh, given this situation?

Srinivas Koneru:

[Inaudible]….material non public information. We are awaiting confirmation from them based on what we submitted. Could be a week.

Randy Binner:

Okay. Well, I don't think that-

Jim Groh:

I think he’s; I think he's breaking up Randy.

Randy Binner:

Yeah, the timing's good, the transition, there's some questions that I wanted to ask to John Galani, the COO in the last five minutes of the presentation. Um, and, and, um, I'm glad that the connection held up for as long as it did. Um, John, can you, can you kind of just review for us some of the, the, the kind of business development efforts and plans um, that, that you've been pursuing? Um, I know that there's been, you know, a talk of a relationship um, maybe on different levels with payments uh, partner. Uh, I also expect that you're on the front line of, of you know, reaching out to clients in, in light of um, this data disclosure issue.

Randy Binner:

Um, so just kind of an update on, on [Bisda 00:20:46], uh, you are also hiring folks, so interested to hear that's going and um, you know, how, how things are going from your, your seat.

John Galani:

Sure, thank you very much. Now in terms of the trade finance availability, we are bringing more lenders to the platform. But more than that, we are taking these lenders and rather than hope that they can figure out new transactions, or we feed them new transactions, we are being a lot more proactive by working them from the outset, to understand what the sweet spot is for their deployment of their funds and working together with our originators to put a structure and a business plan in place for them from the outset.

John Galani:

For that, we have identified three regions. One is Canada. Two is Australia. Both of them are heavy exporters in the food stuff business, and therefore, there is a very clear and predefined need. There is also a strong legal structure and therefore, quite a few of our lenders like this space and do wish us to bring the SME traders, that are out there.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

John Galani:

Conversely, these SME traders are moving away from the banks. I should say the banks are moving away from them. And therefore, the traders are looking at funders and we, as a platform, are trying to tie the two together. So these are the two exporting areas, Australia and North America. Canada, but North America as well.

John Galani:

The third area, which I'm concentrating on with our team, is the Middle East. Now, the Middle East is less of a producing area, unless of course, you talk about oil and gas, and more of a consuming area. And therefore, what we've been focusing on in the the Middle East is a pilot project around Supply Chain Finance. That is going very well. We have found a team of originators and we have found a funder that has expressed an interest. The scalability of these three regions is very high which means that the funders have the cash at their disposal to deploy in a very large way. And our originators have a very good pipelines of both transactions and counter-parties as well.

John Galani:

And so, that is what my team, our team, is currently working hard on. Moving on to the actual team itself, as I mentioned, rather than just hire and hope that people can produce results, we are hiring with a business development plan in mind from the outset. And we have a number of high caliber people that tend to have origination skills from the traders, or origination skills from the funders. Depending on where they are based in terms of geographies, we have quite a good traction in terms of attracting such people-

Randy Binner:

Sorry to interrupt here. Um, we have about one minute left for the presentation.

John Galani:

Thank you. So, we are hiring quite a lot of people. We have also hired an insurance expert. The insurance module has been launched. The feedback that we received as this insurance module is very, very comprehensive, but we want to tweak based on the feedback, in terms of making the first part lighter, compared to one overall module. So split it in terms of hook and reel. Hook a client, get them quickly to a preliminary result and reel them in afterwards with further information that is acquired from them.

John Galani:

We believe this is a faster way to monetize this insurance module and as we launch more modules, such as the logistics module, and as we get feedback, this tweaking and further enhancing of modules is also going forward, and for this we have the necessary specialists on board, and we are hiring further specialists on each and every module.

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B. Riley Securities' 2021 Virtual Vision Day / January 28, 2021

Randy Binner:

All right well um, we are on a clock, cause there's a lot of companies presenting today, but thank you very much, uh everyone from Triterras for joining us. And uh, have a good day. Thank you.

Srinivas Koneru:

Thank you.

John Galani:

Thanks very much.

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